Mail Stop 3561

February 3, 2006

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
223 Underhill Blvd.
Syosset, NY 11791

> **Re: Synergy Brands Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Filed April 18, 2005**
> **File No. 0-19409**

Dear Mr. Faibish:

      We have reviewed your response dated January 23, 2006 to our comment letter dated January 13, 2006 and have the following additional comment.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-13
Note B-Summary of Significant Accounting Policies, page F-13
11. Intangible Assets and Goodwill, page F-17

1.   Please tell us how many customers were acquired and how many of those original customers were still retained by the company at December 31, 2004 and September 30, 2005 as it relates to each significant customer list included within intangible assets.

        We note you did not test the intangible asset for recoverability in 2003 and 2004 because you did not believe that a triggering event had occurred. Please tell us what consideration you gave to testing the intangible asset for recoverability in the 2005 interim period.   If you did not test the asset, please explain why you did not believe a triggering event had occurred. If the asset was tested for recoverability and you determined the carrying amount did not exceed its fair value, please state that fact.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian V. McAllister at (202) 551-3341 or, Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief